

Mail Stop 3561

August 23, 2016

Mr. William D. Rogers
Executive Vice President and Chief Financial Officer
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, TX 77002

Re: CenterPoint Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 1-31447

Dear Mr. Rogers:

We have reviewed your August 8, 2016 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2016 letter.

Financial Statements

Consolidated Balance Sheets, page 78

1. We have reviewed your response to comment 3. We believe separate presentation of common stock and other stockholders' equity line items on the balance sheet is warranted pursuant to Rules 5-02.29 and .30 of Regulation S-X, especially in light of the shift from a retained earnings balance to an accumulated deficit balance during the year. Since investors generally spend more time examining the income statement and balance sheet, we believe that presentation of these line items on the face of the balance sheet provides more prominent disclosure than sole presentation in the statement of stockholders' equity. Either provide us with additional support as to why you believe you have complied with Rules 5-02.29 and .30 or revise as necessary in future filings.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products